Filed by B. Riley Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: FBR & Co.

Exchange Act File No.: 001-33518

B. Riley Financial

Fourth Quarter and Full-Year 2016 Earnings Conference Call

March 9, 2017

B. Riley Financial – Fourth Quarter and Full-Year 2016 Earnings Conference Call, March 9, 2017

CORPORATE PARTICIPANTS

Bryant Riley, Chairman and CEO

Phillip Ahn, CFO and COO

Tom Kelleher, President

CONFERENCE CALL PARTICIPANTS

Wes Cummins, Nokomis Capital

PRESENTATION

Operator:

Good afternoon and welcome to B. Riley Financial’s Fourth Quarter and Full-Year 2016 Earnings Conference Call. My name is Latonya and I will be your Operator for today’s call. Joining us today’s call are B. Riley Financial’s Chairman and CEO Bryant Riley, President Tom Kelleher, and CFO and COO Phillip Ahn. Following their remarks we will open the call for your questions. Then before we conclude today’s call, I’ll provide the necessary cautions regarding the forward-looking statements made by Management during this call.

I would like to remind everyone that this call will be recorded and made available for replay via a link available in the Investor Relations section of the Company’s website at www.brileyfin.com.

Now I would like to turn the call over to B. Riley Financial’s Chairman and CEO Mr. Bryant Riley. Sir, please proceed.

Bryant Riley:

Thank you. Welcome everyone and thank you for joining us. After the market closed today, we issued a press release announcing our financial results for the fourth quarter and fiscal year ended December 31, 2016, a copy of which is available in the Investor Relations section of our website.

As you can see from the release, our results for the fourth quarter were strong across the board marking a highly profitable quarter for our company. This record performance was driven by continued strength in our retail asset disposition business, substantial growth in our Capital Market segment along with meaningful cash flow contribution from United Online. In addition, we had another solid quarter in our Appraisal and Valuation segment.

Overall, our strong results for Q4 and the full-year 2016 demonstrate the earnings power of our increasingly diversified business model. We structured our model to provide us with multiple sources of recurring revenue and cash flow, as well as opportunities to generate outsized returns, particularly from our Retail Liquidation and Investment Banking segments. The combination of these businesses, the steady and predictable with the more episodic, allows us to sustain a regular quarter dividend and to periodically pay special dividends in periods of outsized returns.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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1

B. Riley Financial – Fourth Quarter and Full-Year 2016 Earnings Conference Call, March 9, 2017

From an operational standpoint, 2016 marked a pivotal year in our development of a stronger, more robust and diversified financial services platform as highlighted by several strategic initiatives and corporate actions, including the launch of a corporate restructuring practice and our acquisition of United Online. Following the integration of United Online and consistent with our strategy to further diversify our business, we announced last month our plan to acquire FBR & Company, a leading investment banking and brokerage firm. Upon closing, this merger brings together FBR’s small cap investment banking leadership and B. Riley’s existing brokerage and banking businesses to create a powerful combination for our collective client base. Once this transaction is closed, we will be a clear leader in small cap research and trading, financial advisory and investment banking.

Before I talk more about the merger and other operational highlights, I would like to turn the call over to our COO and CFO Phil Ahn, who will walk us through our financial performance for the quarter and year.

Phillip Ahn:

Thanks Bryant, and welcome everyone. Turning to our results for the fourth quarter and full-year ended December 31, 2016, our revenues for the fourth quarter of 2016 totaled $93.2 million compared to $19.8 million in Q4 of last year. This significant increase was primarily driven by higher revenues from services fees as well as sale of goods from our Auction and Liquidation segment, higher revenues from our Capital Markets segment, and the contribution of revenues from United Online which we acquired in July.

For the full year, our revenues increased 69% to $190.4 million, up from $112.5 million in 2015. The improvement was primarily attributable to higher revenues from Auction and Liquidation segment, as well as a contribution of revenue from United Online to the second half of 2016.

Looking at our revenue mix and operating income by business segment for the fourth quarter and full year of 2016, revenue in our Capital Markets segment for the fourth quarter was $16.5 million, up from $4.8 million in Q4 last year. Segment income for the quarter was $6.2 million, up from a $2.3 million loss in Q4 last year. For the full year, segment revenues were $39.3 million, up from $35.2 million in 2015. Segment income totaled $6.1 million, up from $4.4 million last year.

Revenue in our Auction and Liquidation segment for the fourth quarter increased to $51.9 million, up from $6.8 million in Q4 last year. Our segment income for the quarter was $24.2 million, up from $1.4 million in the same year-ago quarter. For the full year, segment revenues were $87.7 million, up from $46.2 million last year. Segment income for the full year was $41.1 million compared to $19.3 million in 2015.

As these results demonstrate, this segment of our business can be highly profitable, but also episodic in nature where results may vary substantially from quarter to quarter and year to year.

Revenue in our Valuation and Appraisal segment for the fourth quarter was $8.9 million, up 9% from $8.1 million in Q4 last year. Segment income for the quarter increased 56% to $2.8 million, up from $1.8 million in Q4 of last year. For the full year, the segment generated revenue of $31.7 million, which was up slightly from $31.1 million in 2015. Segment income for the full year improved 7% to $8.9 million compared to $8.3 million in 2015.

Finally, in our Principal Investment segment, which currently consists of United Online, revenues from services and fees and the sale of products totaled $15.9 million. Segment income for the quarter was $5.8 million. For the full year, which is the period from July 1 when we acquired United Online, segment revenues totaled $31.5 million, including $31.3 million in revenues from Internet access and related subscription services. Segment income totaled $9.2 million for the full year.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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2

B. Riley Financial – Fourth Quarter and Full-Year 2016 Earnings Conference Call, March 9, 2017

Our GAAP net income in the fourth quarter was $12.4 million or $0.64 per diluted share. This was an improvement from a net loss of $1 million or a $0.06 loss per diluted share in Q4 of last year. For the full year, GAAP net income totaled $21.5 million or $1.17 per diluted share, which was a significant improvement from net income of $11.8 million or $0.73 per diluted share in 2015.

Our Adjusted EBITDA, a non-GAAP metric, for the fourth quarter of 2016 improved to $25.1 million, up from an Adjusted EBITDA loss of $219,000 in Q4 of last year. For the full year of 2016, our Adjusted EBITDA increased to a record $48.9 million, up from $23.2 million in 2015. For a discussion about Adjusted EBITDA and a reconciliation to the nearest GAAP measures, please refer to the section in today’s earnings release titled Use of Non-GAAP Financial Measures.

Now turning to our balance sheet, at year-end we had $112.1 million of unrestricted cash and $15.7 million of net investments and securities. We had $27.7 million of notes payable, and $10 million due to JV partners. Shareholders’ equity at year-end totaled $149.3 million, which was up from $109.4 million at the end of last year.

Finally, as you may have seen, our Board of Directors approved an $0.08 per share regular quarterly cash dividend as well as a one-time special $0.18 per share cash dividend. The dividends will be paid on or about March 13th to stockholders of record as of last Friday, March 6.

For a more detailed analysis of our financial results, please reference our Form 10-K which we plan to file shortly.

Now, shifting to gears to our pending merger with FBR, as you may have seen in the press release we issued on February 21st, we have entered into an agreement to acquire FBR & Co., a leading investment banking firm. In the transaction FBR shareholders are to receive 0.671 shares of B. Riley Financial common stock plus a pre-closing cash dividend estimated at $8.50 per share, assuming sufficient funds available for distribution. As part of the closing conditions, FBR is required to deliver a minimum of $33.5 million of cash and investments net of certain transactional expenses. The transaction has been approved by both of our respective Board of Directors, and is also subject to regulatory and shareholder approval from both companies, and the satisfaction of other customary closing conditions. B. Riley Financial and FBR insiders, collectively holding 28% and 19% of their respective companies, have agreed to vote their shares in favor of the merger. We currently expect the transaction to close during the second quarter of this year.

Additional details of the merger are included in the 8-K we filed with the SEC on February 21st.

Upon closing, FBR will become a wholly-owned subsidiary of B. Riley Financial. Rick Hendrix, FBR’s Chairman and CEO, will assume the role of CEO of the combined investment banking and brokerage business which will be a subsidiary of B. Riley Financial.

I’ll now turn the call back over to Bryant for additional comments on the merger, performance of our business segments and outlook. Bryant?

Bryant Riley:

Thanks, Phil. As I mentioned in my opening remarks, a significant driver of our record financial performance in the fourth quarter and full year was our retail liquidation business. Since our combination with Great American nearly three years ago, we have leveraged Great American’s industry-leading capability and B. Riley Financial resources to capitalize on an increasing number of larger retail liquidations and projects. Our performance in 2016 evidences our success managing larger projects for retailers across North America, Europe and Australia. I’d like to highlight two projects in particular because these are good examples of our execution capabilities and our ability to work with retail partners.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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B. Riley Financial – Fourth Quarter and Full-Year 2016 Earnings Conference Call, March 9, 2017

During Q4, our European division, GA Europe, completed a significant project for MS Mode, a women’s apparel retailer that had filed for insolvency. GA Europe assumed control of significant assets of the retailer including 36 million euro dollars of inventory and executed a store closure program of 130 stores. GA Europe also partnered with a Europe retailer to restart the business, enabling the retailer to focus on operating its remaining profitable locations.

The second example I’d like to highlight is a major project we completed for Masters Home Improvement Stores in Australia. The Masters liquidation involved the disposition of approximately $1 billion Australian dollars of retail inventory, and as we have previously mentioned, represents one of the largest liquidation projects ever managed by a single liquidator. Both of these projects exemplify Great Americans’ capabilities in working with retail clients and partners to provide unique solutions to liquidity alternatives that they may be seeking.

We remain optimistic that our industry relationship and consumer retail expertise will enable us to capture similar opportunities in the future. In fact, we continue to see meaningful opportunities and experience robust activity in our current quarter, including the MC Sports and Family Christian deals we announced earlier this year. As Phil mentioned, we do want to emphasize that many of our transactions are one-time in nature and may result in us experiencing revenue volatility from quarter to quarter; however, we believe that Great American is ideally positioned to continue benefiting from the secular trend of online shopping and ongoing reduction of physical stores, regardless of the business cycles.

Shifting gears to our Capital Markets segment, as I mentioned on our last call, following a relatively quiet period in the first half of last year, we experienced a significant pick-up in activity and in the number of transactions we completed in the second half of 2016, with a particularly sharp increase in the fourth quarter. We completed several banking transactions during Q4 where we acted as book runner, including Kratos $81 million offering, Cadiz $11 million offering and Red Lion Hotels $20 million follow-on offering. In addition to these traditional offerings, by combining our balance sheet with our research and market making breadth we executed three bought deals during the quarter. These are underwriting which we create to provide surety of price and volume to a seller, whether a company or an investor. We believe committing capital based on our confidence in our research team and distribution capabilities differentiates us from many of our competitors, particularly in the small cap space.

These transactions along with the pick-up of the overall equity capital markets allowed us to generate nearly $17 million in revenue and more than $6 million in segment income in the fourth quarter, marking a strong finish to the year. We have maintained momentum in Q1 as evidenced by several notable transactions we have recently executed, including the refinancing we completed for Gibson Brands.

Another area of our business that continues to gain traction is our specialty finance company, Great American Capital Partners, or GACP. GA Capital manages the GACP Direct Lending Fund. After making several notable investments in 2016, including in EVINE Live and Excel Corporation, GA Capital recently completed a $20 million senior secured term loan to Eleven James to support the company’s continued growth. In addition to our ABL solutions, GA completed its first DIP loan this week when it provided bankrupt electronics retailer hhgregg with a $30 million DIP facility as part of their bankruptcy filing.

We believe the increasing level of activity that GACP is seeing reflects the growing demand from middle market companies for asset-based loans as well as significant operating business development synergies our platform provides. We reiterate that GA Capital Partners has the potential to be one of our most promising business initiatives.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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B. Riley Financial – Fourth Quarter and Full-Year 2016 Earnings Conference Call, March 9, 2017

Switching gears briefly to our Valuation and Appraisal segment, as I mentioned in my opening comments, this segment of our business provides us with modest growth, profitability and predictable cash flow. Our results for the fourth quarter and full year of 2016 reflect these contributions, both from a top line and bottom line perspective and for this reason this segment is an integral component of our business model. Our strategy remains to generate recurring revenue from appraisals and fixed fees from valuation advisory services, making this segment an important part of our overall performance, both today and moving forward.

Finally, turning to our principal investment segment, in 2016 we embarked on a strategy to invest in companies that we feel have attractive investment return characteristics. This principal investment strategy led us to the acquisition of United Online in July. United Online has performed as we expected, contributing $31.3 million in revenues and $9.2 million in segment income during the six-month period in which we owned the company. As I have mentioned on previous calls, our strategy for this business is to continue operating it to maximize free cash flow.

During the fourth quarter, we completed further cost reduction and revenue optimization initiatives we began implementing in Q3. We believe that these measures will help us to further maximize free cash flow.

Our success with United Online provides a proven blueprint for us to replicate with some more orphan companies that exhibit challenging market dynamics where we can implement operational changes to generate attractive returns.

Along that line, our merger with FBR represents a great strategic and cultural fit for B. Riley with strong franchises in areas complementary to our existing businesses. Since the firm’s founding in 1989, FBR has grown from a regional boutique with a primary focus on financial institutions, into a highly regarded middle market investment bank with broad national coverage across multiple industries. These include consumer, energy, healthcare, industrials, insurance and technology. In fact, since 2012, FBR has been the number two firm in total dollars raised as lead bookrunner of initial equity offerings for issuers with market caps of less than $1.5 billion, behind only JPMorgan. FBR’s strong market share in IPOs and 144As, along with coverage of key banking sectors, significantly compliment our business. In addition to adding strong franchises and products to the B. Riley Financial platform, the merger represents an ideal cultural fit that combines two entrepreneurial focused organizations that will benefit from an increased capital base and a meaningful revenue and cost synergies.

FBR’s banking and brokerage business strategically align with B. Riley’s current operations with limited overlap of clients, research coverage and equity capital markets. Impressively, only 10% of our institutional client base and just 3% of our research coverage universe overlap. With approximately 100 senior bankers and 600 companies under research coverage among 45 publishing analysts, B. Riley and FBR will be a clear leader in small cap investment banking and brokerage in the United States.

From our perspective, this merger further diversifies our overall business and adds FBR’s market leading initial equity franchise to our deep capital markets capabilities. In addition, the combination provides expanded geographic distribution and leads with significant operations on both coasts. This scale, particularly in terms of research coverage and trading, is critically important at a time when the buy side community is actively narrowing broker lists. This larger platform leverages our combined trade flow, conferences, management access opportunities of road shows, as well as dramatically increases our mindshare importance with buy side accounts.

In addition, the merger dramatically expands our collective investment banking capabilities, providing revenue synergies from the larger product suite. By way of example of the more obvious synergies we’ll realize, B. Riley’s restructuring group is a natural fit with FBR’s renowned energy, real estate and industrial practices, providing attractive opportunities to materially increase our advisory revenues.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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B. Riley Financial – Fourth Quarter and Full-Year 2016 Earnings Conference Call, March 9, 2017

In addition, FBR’s market-leading book run and ATM franchises add significant execution capabilities and an opportunity to drive incremental equity capital markets revenue. All together, the combined organization will benefit from non-overlapping business lines, significant cross-selling opportunities and the potential to further mitigate the cyclicality of our core businesses.

In summary, we believe our record financial results for 2016 demonstrate our significant operating and financial momentum across our business. With the increased scale, reach and capabilities achieved through the merger with FBR, we will be ideally situated to expand our market leading position in the small cap investment banking space while realizing attractive cross-selling opportunities across our highly unique and diversified services platform.

Now, with that, we’re ready to open the call for your questions. Operator, please provide the appropriate instructions.

Operator:

Thank you. At this time we will conduct a question and answer session. If you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star key. Once again, that’s star, one to ask a question at this time. One moment while we poll for our first question.

Our first question comes from Wes Cummins with Nokomis Capital. Please proceed with your question.

Wes, your line is live.

Wes Cummins:

Hey Bryant, sorry about that. A couple of questions. First, on the first time you guys are doing a DIP loan, does that put you in a better position for kind of the liquidation segment or the restructuring segment to help out in a situation like that, or is it very mutually exclusive?

Bryant Riley:

Hey Wes, the answer is no. Very mutually exclusive. The direct lending fund operates completely independently of the liquidation and also the appraisal business.

Wes Cummins:

Okay, thanks. Then the only question I have is just looking through the income statement, the non-controlling interest portion for the quarter, what was that? Maybe I missed it in the script?

Bryant Riley:

Phil, you want to address that?

Philip Ahn:

Yes, so at times when we do liquidation transactions, sometimes we take joint venture partners in as partners, so that represents earnings due to our JV partners.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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B. Riley Financial – Fourth Quarter and Full-Year 2016 Earnings Conference Call, March 9, 2017

Wes Cummins:

Okay. I thought that’s what it was, but Bryant, on that aspect, as the company gets larger, are you able to—do you think you’ll be able to keep more of that in-house, or do you always want to use partners?

Bryant Riley:

In retrospect we would have liked to keep 100%, but we bought a billion dollars of inventory and guaranteed $500 million-plus Australian dollars to the client, so there we were balancing two things. Not only just the capital commitment; in this case we had to provide a meaningful collateral in an escrow account, meaningful dollars in an escrow account, but also risk/reward. We always—we are traditionally right. We haven’t been wrong a lot but that one was a big one. So, the answer is 100% yes, as we get larger we’ll take larger positions and we will—but we’ll always be thoughtful of risk.

Wes Cummins:

Okay, thanks.

Bryant Riley:

Thanks.

Operator:

Once again, ladies and gentlemen, if you would like to ask a question at this time, please press star, one on your telephone keypad.

At this time, this concludes our question and answer session. I’d like to turn the call back over to Mr. Bryant Riley for his closing remarks.

Bryant Riley:

Thank you for joining us on today’s call. I particularly want to thank our employees, partners and investors for their continued support. We look forward to updating you on our next call. Thank you very much.

Operator:

Thank you. Before we conclude today’s call, I would like to provide B. Riley Financial’s Safe Harbor Statement that includes important cautions regarding forward-looking statements made during this call.

During today’s call there were forward-looking statements that are not based on historical fact, including, without limitation, statements containing the words "expect," "anticipate," "intend," "plan," "believe," "seeks," “may,” "estimate" and similar expressions and statements. Such forward-looking statements include, but are not limited to, express or implied statements regarding the Company’s plans for future operations; efforts regarding operating synergies; business initiatives; anticipated future financial position; anticipated results of operations and future returns; plans for future regular or special dividend; the stability and level of future cash flows; the effects of the Company’s recent note issuance; cost reduction initiatives; business strategy; competitive position; the effects of the Company’s business model; demand for future product; the effects of the United Online acquisition and related actions; the timing of the expected closing of the FBR transaction; the anticipated benefits of the FBR acquisition; expectations regarding future transactions and the financial impact, size and consistency of returns and timing thereof; potential future acquisition candidates and financial impact thereof of the Company’s expectations regarding opportunities for growth.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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7

B. Riley Financial – Fourth Quarter and Full-Year 2016 Earnings Conference Call, March 9, 2017

Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or development to differ materially from those expressed or implied by these forward-looking statements. Such factors include the ability to achieve expected cost savings or other acquisition benefits in each case within expected timeframes or at all; he Company’s ability to consummate anticipated transactions or expected financial impact thereof, in each case within the expected timeframe or at all; the Company’s ability to identify potential future acquisition targets and complete such acquisitions and the financial impact thereof; the Company’s ability to successfully integrate recent acquisitions; loss of key personnel; the Company’s ability to manage growth; the potential loss of financial institution clients; the timing of completion of significant engagements; the Company’s ability to achieve stable and sufficient cash flows; and those risks described from time to time in the Company’s filings with the SEC, including, without limitation, the risks described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 under the captions "Risk Factors" and "Management’s Discussion and Analysis of Financial Condition and Results of Operations." Additional information will also be set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information discussed on this call is ass of today, March 9th, 2017, and B. Riley Financial does not intend and undertakes no duty to update such information based on future events or circumstances.

Further, this conference call includes a discussion of non-GAAP financial measures as the term is defined under Regulation G. The most directly comparable GAAP financial measures and information reconciling these non-GAAP financial measures to the Company’s financial results prepared in accordance with GAAP are included in the earnings release, which is posted on the Company’s website at www.brileyfin.com.

Finally, I would like to remind everyone that a recording of today’s call will be available for replay via a link available in the Investors section of the Company’s website.

Thank you for joining us today for B. Riley’s Financial Fourth Quarter and Full-Year 2016 Conference Call. You may disconnect at this time.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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8

B. Riley Financial – Fourth Quarter and Full-Year 2016 Earnings Conference Call, March 9, 2017

Forward-Looking Statements

This communication may contain forward-looking statements by B. Riley Financial, Inc. that are not based on historical fact, including, without limitation, statements containing the words "expects," "anticipates," "intends," "plans," "projects, " "believes," "seeks," "estimates" and similar expressions and statements. Such forward looking statements include, but are not limited to, express or implied statements regarding future financial performance and future dividends, the effects of our business model, the effects of the United Online acquisition, the anticipated benefits of B. Riley Financial, Inc.’s pending acquisition of FBR & Co. and related actions, expectations regarding future transactions and the financial impact, size and consistency of returns and timing thereof, as well as statements regarding the effect of investments in our business segments. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include risks associated with large engagements in our Auction and Liquidation segment; the possibility that the pending acquisition of FBR & Co. does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; lower FBR & Co. earnings and/or higher FBR & Co. transaction and other expenses; our ability to achieve expected cost savings or other benefits with respect to the acquisition of United Online or the pending acquisition of FBR & Co., in each case within expected time frames or at all; our ability to consummate anticipated transactions and the expected financial impact thereof, in each case within the expected timeframes or at all; our ability to successfully integrate recent and pending acquisitions; loss of key personnel; our ability to manage growth; the potential loss of financial institution clients; the timing of completion of significant engagements; and those risks described from time to time in B. Riley Financial, Inc.'s filings with the SEC, including, without limitation, the risks described in B. Riley Financial, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2015 under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional information will also be set forth in our Annual Report on Form 10-K for the year ended December 31, 2016. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date this communication is issued, and B. Riley Financial, Inc. undertakes no duty to update this information.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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9

B. Riley Financial – Fourth Quarter and Full-Year 2016 Earnings Conference Call, March 9, 2017

Additional Information about the Pending Acquisition of FBR & Co. and Where to Find It

Stockholders are urged to carefully review and consider each of B. Riley Financial, Inc.’s and FBR & Co.’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with B. Riley Financial, Inc.’s pending acquisition of FBR & Co., B. Riley Financial, Inc. will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of B. Riley Financial, Inc. and FBR & Co. and a Prospectus of B. Riley Financial, Inc. (the “Joint Proxy/Prospectus”), as well as other relevant documents concerning the transaction. Stockholders of B. Riley Financial, Inc. and FBR & Co. are urged to carefully read the Registration Statement and the Joint Proxy/Prospectus regarding the pending acquisition of FBR & Co. in their entirety when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A definitive Joint Proxy/Prospectus will be sent to the stockholders of B. Riley Financial, Inc. and FBR & Co. The Joint Proxy/Prospectus and other relevant materials (when they become available) filed with the SEC may be obtained free of charge at the SEC’s Website at http://www.sec.gov. FBR & Co. AND B. RILEY FINANCIAL, Inc. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BEFORE VOTING ON THE TRANSACTION.

Investors will also be able to obtain these documents, free of charge, from FBR & Co. by accessing FBR & Co.’s website at www.fbr.com under the tab “Investor Relations” or from B. Riley Financial, Inc. at www.brileyfin.com under the tab “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to B. Riley Financial, Inc., Attention: Corporate Secretary, 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367 or to FBR & Co., Attention: Corporate Secretary, 1300 North Seventeenth Street, Arlington, Virginia 22209.

Participants in Solicitation

B. Riley Financial, Inc. and FBR & Co. and their directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FBR & Co. or B. Riley Financial, Inc. in connection with B. Riley Financial, Inc.’s pending acquisition of FBR & Co. Information about the directors and executive officers of B. Riley Financial, Inc. and their ownership of B. Riley Financial, Inc. common stock is set forth in the proxy statement for B. Riley Financial, Inc.’s 2016 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on April 19, 2016. Information about the directors and executive officers of FBR & Co. and their ownership of FBR & Co. common stock is set forth in the proxy statement for FBR & Co.’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on May 9, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the pending acquisition of FBR & Co. may be obtained by reading the Joint Proxy/Prospectus regarding the transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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10